U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 11 November, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 11 November 2021: Broad-Based Black Economic Empowerment Act
53 of 2003 (the B-BBEE Act): Annual Compliance Report

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

BROAD-BASED BLACK ECONOMIC EMPOWERMENT ACT 53 OF 2003 (THE B-BBEE ACT):
ANNUAL COMPLIANCE REPORT
In accordance with paragraph 16.20(g) and Appendix 1 of Section 11 of the JSE listings requirements, notice is hereby given that Sasol’s annual compliance report, in terms of section
13G(2) of the B-BBEE Act, is available on the Company’s website at
https://www.sasol.com/about-
sasol/company-profile/overview

11 November 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 November 2021 By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary